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January 6, 2010

BY EMAIL

Ms. Song Brandon

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sports Properties Acquisition Corp. (the “Company”)
Definitive Proxy Statement on Schedule 14A
Filed December 31, 2009
File No. 001-33918

Dear Ms. Brandon:

Reference is made to the supplemental response letters we transmitted to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on December 30, 2009 in response to the comments we received by letter dated December 29, 2009, with respect to Amendment No. 2 to the Proxy Statement on Schedule 14A (File No. 001-33918) filed by the Company on December 23, 2009. We are writing to supplementally update our response to comment 1.

General

1.

We note your response to comment 2 and disagree with your analysis on why you do not believe the transactions contemplated pursuant to the Framework Agreement do not constitute a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C) of Rule 13e-3. For example, it appears that the transactions contemplated by the Framework Agreement may be similar to a reorganization. In particular, we note that if the transactions contemplated by the Framework Agreement are approved by shareholders, it appears the organization and purpose of the Company will be significantly changed from its previous form. In this way, we note that under the Framework Agreement, if approved, the corporate existence of the Company will be perpetual as oppose to terminating on a particular date, and further that the Company which was formed to serve only as a special purpose acquisition corporation will no longer continue to function in that capacity. We also note that one of your proposals seeks to amend your charter by expanding your definition of “Business Combination” to include the transactions contemplated pursuant to the Framework Agreement. Therefore, in light of your risk factor disclosure on page 29 that you may not receive approval of the new listing approval application required in connection with the transactions contemplated by the Framework Agreement, please provide us with a detailed analysis of why you do not believe that there is a reasonable likelihood that shares of your common stock currently traded on NYSE Amex will not be delisted, or further analysis of why the transactions do not constitute a “similar corporate transaction” within the meaning of Rule 13e-3(a)(3)(i)(C). In the alternative, please file a Schedule 13E-3.

The Company has determined, subject to approval by its board of directors, to lower the minimum amount that must be contained in its trust account (after payment to stockholders that exercise conversion rights and payments to holders of IPO Shares from whom the Company purchases such shares) in order for the Company to consummate the Framework Transactions from $100 million to $50 million.

We and the Company do not believe that the Framework Transactions have a reasonable likelihood or purpose of causing the Company’s stock to no longer be listed on a national securities exchange, even at the new $50 million minimum transaction size. As noted in the proxy statement, the Company’s common stock and warrants are currently listed on the NYSE Amex, a national securities exchange. The Company is currently in discussions with the NYSE Amex regarding the continued listing of its common stock. The Company has also applied to move its listing to NASDAQ and is reasonably confident that NASDAQ will approve the listing. As noted in the proxy statement, the staff of the NYSE Amex has informed the Company that, based on its interpretation of the NYSE Amex listing rules, in order for the Company to continue its listing, the Company will be required to meet the NYSE Amex initial listing requirements, as opposed to its more lenient continued listing requirements. The Company and we believe that the Company can meet the NYSE Amex’s published initial listing standards, specifically the original listing standards referred to as Standard 3.

At the new minimum transaction size, the Company can meet the Standard 3 original listing standards published by the NYSE Amex. Standard 3 requires (i) a market capitalization of at least $50 million, (ii) market value of public float of at least $15 million, (iii) a minimum per share trading price of $2, (iv) shareholders’ equity of at least $4 million, (v) 400 stockholders and (vi) 1,000,000 shares publicly held. After the consummation of the Framework Transactions, even at a minimum transaction size of $50 million, the Company could still meet the criteria listed in items (ii) through (vi) of the preceding sentence. With respect to the public float requirement, the Company’s only asset immediately after closing will be cash so it is likely that the market value of Company’s public float will be approximately $45 million (after payment of transaction costs). With respect to the $2 per share trading price requirement, the Company’s per share market value will likely be approximately $9.09. With respect to shareholders’ equity, the Company will have almost no debt. With respect to the number of stockholders, even if the number of beneficial holders were to fall below 400 immediately after consummation of the Framework Transactions, the Company will be able to add additional beneficial owners sufficient to meet the 400 holders requirement. With respect to the public float requirement of 1,000,000 shares, the Company will have at least five million IPO Shares outstanding under the $50 million minimum transaction size scenario.

Although the Company might not have a market capitalization of at least $50 million (after payment of transaction expenses) immediately following the consummation of the Framework Transactions, the Company is highly confident that it would be able to raise its market capitalization to at least $50 million through (i) a transaction in which the Company would purchase taxi medallions for newly issued stock, (ii) a secondary equity offering, (iii) a private placement of its equity or (iv) some combination of the foregoing, in each case in compliance with the requirement set forth by the NYSE Amex, during the pendency of any delisting reviews process. The Company has also received indications of interest from various institutions regarding acquiring the Company’s equity following consummation of the Framework Transactions.

The staff of the NYSE Amex has informed the Company that NYSE Amex has not yet been able to conclude that its initial listing requirements permit the listing of a company, such as the Company, that has not yet commenced operations. As a result, unless the Company is able to arrange to acquire a minimum quantity of medallions upon consummation of the transactions contemplated by the Framework Agreement, the NYSE Amex may, following such consummation, commence a proceeding to delist the Company’s securities from trading on its exchange. However, under the rules of the NYSE Amex, if the staff of the NYSE Amex commences a delisting proceeding, the Company has the right to request either a written or oral hearing to review this determination. The staff of the NYSE Amex has informed us that if, during the pendency of this review process, the Company acquires the minimum quantity of medallions, the Company will avoid delisting. In light of the liquid nature of the medallion market, the Company is highly confident that it will either be able to arrange to acquire medallions concurrently with the closing of the transactions contemplated by the Framework Agreement or be able to regain compliance with the NYSE Amex initial listing standards during the pendency of this review process. In addition, because we believe that the Company otherwise can comply with the NYSE Amex’s initial listing standards, it is not reasonably likely that the Company will be ultimately be delisted, even at the new minimum transaction size of $50 million.

We hereby advise the Staff (1) the Company has agreed to keep the Staff apprised of material developments relating to its continuing listing on the NYSE Amex from the date hereof to the date of the special meetings (including any adjournments thereof) and (2) the Company acknowledges that its analysis regarding reasonable likelihood that the Company’s securities will not be delisted could change if the facts as of the date hereof change.

We look forward to discussing this response with you. You can reach Brian Hoffmann at 212-878-8490 and Jay Bernstein at 212-878-8527.

Very truly yours,

/s/ Brian Hoffmann